1933 Act Registration No. 333-173983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ X ] PRE-EFFECTIVE AMENDMENT NO. 1

[  ] POST-EFFECTIVE AMENDMENT NO. ___

Name of Registrant:

CALVERT SOCIAL INVESTMENT FUND

(Calvert Equity Portfolio)

Address of Principal Executive Offices:

4550 Montgomery Avenue, Suite 1000N

Bethesda, MD 20814

Registrant's Telephone Number:

800-368-2745

Name and Address of Agent for Service:

William M. Tartikoff, Esq.

Calvert Group, Ltd.

4550 Montgomery Ave. Suite 1000N

Bethesda, MD 20814

Approximate Date of Proposed Public Offering:

August ___, 2011

No filing fee is due for Registrant because of reliance on Section 24(f) of the Investment Company Act of 1940.

The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.